VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

October 7, 2016

Re:    Assured Guaranty Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed August 3, 2016
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated September 26, 2016, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2015 (the "Form 10-K"), and Current Report on Form 8-K filed August 3, 2016 (the "Form 8-K"), for Assured Guaranty Ltd. (“AGL”, and together with its subsidiaries, “Assured Guaranty” or the “Company”).
We appreciate the Staff’s comments, which we reproduced below in italicized text in the order they appeared in the Staff’s comment letter. Our responses follow each comment.

Form 8-K filed May 4, 2016
Exhibit 99.1, page 10 and Exhibit 99.2, pages 4 and 5

1. In your response to prior comment two you indicate that although the Company’s contracts are written in various forms, the various state and insurance departments that regulate the financial guarantee industry and the rating agencies that assign financial strength ratings to financial guaranty companies consider your financial guarantees to be insurance contracts that should be presented as such under one consistent insurance model. And, that this is consistent with management’s view and the views of your investors and analysts. As a result, you developed non-GAAP operating income measures in order to present all contracts under the financial guaranty insurance accounting model in ASC 944. Please provide us with the following additional information:

•
Tell us whether you continue to write contracts in various forms (i.e. derivative and financial guaranty insurance contracts) or if certain contracts are in run-off. If you continue to write various forms of contracts, explain why, given the economic similarities of the contracts. For example, tell us whether customer needs drive the form of the contracts you write; and

Company Response:

The Company does not currently write new financial guaranty contracts in credit default swap (CDS) form, and has not written any new CDS since 2009.

The remaining term until legal maturity of the inforce book of financial guaranty contracts accounted for as CDS ranges up to 31 years. The estimated weighted average remaining life of the portfolio is 5.0 years as of June 30, 2016. The remaining inforce book of financial guaranty business written in CDS form and accounted for as derivatives had a total net par outstanding of $20.0 billion as of June 30, 2016, down from $122.4 billion as of December 31, 2009.

On a quarterly basis, the Company discloses the remaining net par of its contracts accounted for as credit derivatives in the notes to the financial statements, and makes the following disclosure in Note 1 to its quarterly consolidated financial statements filed on Form 10-Q:

"In the past, the Company sold credit protection by issuing policies that guaranteed payment obligations under credit derivatives, primarily credit default swaps ("CDS"). Financial guaranty contracts accounted for as credit derivatives are generally structured such that the circumstances giving rise to the Company’s obligation to make loss payments are similar to those for financial guaranty insurance contracts. The Company’s credit derivative transactions are governed by International Swaps and Derivative Association, Inc. (“ISDA”) documentation. The Company has not entered into any new CDS in order to sell credit protection since the beginning of 2009, when regulatory guidelines were issued that limited the terms under which such protection could be sold. The capital and margin requirements applicable under the Dodd-Frank Wall Street Reform and Consumer Protection Act also contributed to the Company not entering into such new CDS since 2009. The Company actively pursues opportunities to terminate existing CDS, which have the effect of reducing future fair value volatility in income and/or reducing rating agency capital charges."

•	Tell us your consideration of the updated Compliance and Disclosure Interpretations Question 100.04 on Non-GAAP Measures issued on May 17, 2016, given your presentation of all contracts under ASC 944.

Company Response:

The Company carefully considered Question 100.04 and the response to that question in the Staff’s updated Compliance and Disclosure Interpretations on Non-GAAP Measures. In the answer, the Staff observed that "non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100 (b) of Regulation G," and that "other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G." [Emphasis added.] This interpretation was offered in response to a hypothetical question involving a company that wished to present a non-GAAP performance measure that was adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. In the example, the individually tailored non-GAAP performance measure appeared to be designed to accelerate (increase) revenue in comparison to the GAAP income measure.
The Company's non-GAAP adjustments are not designed to accelerate revenue or to otherwise adjust a financial measurement, positively or negatively. The Company makes adjustments regardless of whether they represent gains or losses, and there have been periods when the Company had non-GAAP operating income lower than reported GAAP net income, as well as periods when the Company had non-GAAP operating income higher than reported GAAP net income.
The Company’s non-GAAP adjustments are designed to present all financial guaranty contracts (regardless of legal form) on a consistent financial guaranty insurance basis (i.e., in accordance with ASC 944, which is the GAAP pronouncement that best reflects the economics of our business ) because of their economic similarities, as has been requested by investors, rating agencies and analysts following the Company. Since these non-GAAP measures allow these users to analyze the Company’s insured portfolio on a consistent basis, the Company believes these adjustments are useful and informative, and not misleading or in violation of Rule 100(b).
Background:
Financial guaranty policies are structured so that if an obligor on or issuer of a debt instrument or other monetary obligation defaults on a scheduled payment due to be paid on an instrument or obligation insured by the Company, including a scheduled principal or interest payment, the Company is required under its unconditional and irrevocable financial guaranty to pay the amount of the shortfall. This is the case regardless of the form of the contract or the accounting model prescribed by GAAP.
In addition to ASC 944, which was written specifically for the financial guaranty industry, there are two accounting pronouncements to which the Company must adhere that have a significant effect on the recognition and measurement of its financial guaranty contracts: ASC 815, Derivatives and Hedging; and ASC 810, Consolidation.
Impact of ASC 815, Derivatives and Hedging. The Company is in the business of providing credit protection products, primarily in the form of financial guaranties. Prior to the financial crisis, certain users of the Company's products requested the Company to provide its financial guaranty product in derivative form. The Company was willing to provide its financial guaranty product in derivative form as long as the risk it was taking and the reward it received was economically similar to those it took and received with respect to its traditional financial guaranty policy. Consequently, the terms of the contracts written in derivative form were tailored to mirror the insurance terms of traditional financial guaranty insurance contracts, and differed from those typically available in the market. Importantly, the

Company’s contracts written in derivative form, just like its traditional financial guaranty products, do not require the Company to pay on an accelerated basis unless such acceleration is at the sole option of the Company. In addition, because the Company provided irrevocable financial guaranty contracts on the CDS, it cannot unilaterally terminate or sell its exposure under them, just as it cannot do do so under its traditional financial guaranty contracts.
These contracts were accounted for under ASC 815 due only to the fact that they did not meet the third criteria in the scope exception in ASC 815-10-15-58(c), which requires the guaranteed party to represent that they will hold the debt obligation to maturity. From the perspective of the Company, as the provider of an irrevocable guaranty on the CDS, the terms of the CDS it entered make the CDS economically similar to traditional financial guaranty insurance.
Impact of ASC 810, Consolidation. Consolidated FG VIEs are traditional financial guaranty insurance contracts that have triggered consolidation under ASC 810, with no change to the Company's obligation to make payments of scheduled principal and interest when due upon default. Typically, these FG VIEs are consolidated only because a performance trigger in the insured VIE allows the Company to exercise its right to change a servicer. The Company does not actually service the underlying contracts or even have the authority to direct the servicer how to service the contracts, but simply has the right to change a servicer when the performance of the underlying contracts breaches an objective measure the parties believed at closing could indicate poor servicing. Because servicing of the underlying assets in a VIE whose debt is insured by the Company is deemed to be its principal activity, under ASC 810 the Company is deemed the primary beneficiary and consequently must consolidate the entire FG VIE. Similar to contracts accounted for as derivatives, this difference in accounting model does not affect the economic obligation of the Company.
Conclusion. The primary users of the Company's financial statements - management, directors, analysts, investors, rating agencies and state insurance regulators - all recognize the similarities of the Company's financial guaranty products regardless of whether they involve CDS or VIEs or not, and prefer to view them on a consistent financial guaranty insurance basis of accounting, which best reflects the economics of our business. In order to present this information to our users, we developed the non-GAAP adjustments discussed in this letter, and users of the Company’s financial statements need this to analyze the Company's results. For example, at pages 10 to 11 of its July 27, 2016 article affirming the Company’s ratings, S&P Global Ratings (S&P) again (as it has for the past several years) addressed the application of ASC 815 and 810 in its section on accounting considerations. Addressing ASC 815, S&P observes: “In our opinion, ASC 815, insofar as it relates to the financial guarantee insurance industry, has introduced some earnings volatility that has little bearing on either the likelihood of a potential claim or a bond insurer’s intrinsic earnings power. Unlike other financial sectors for which ASC 815 may be more relevant, bond insurers’ contracts are not traded, and there is no business intention to realize gains. Therefore, recording a marked-to-market loss because of changing spreads in the marketplace does not make sense from our analytic perspective.” Addressing ASC 810, S&P says: “We do not view consolidation of these transactions as indicating different or incremental risk relative to the company’s non-consolidated insurance exposure. … Because of this, we do not include debt associated with [special purpose entities] in any leverage calculations or fixed-charge coverage ratios.”
The overriding driver of the Company's decision to make the adjustments discussed in this letter was to present all economically similar credit protection contracts on a consistent method of accounting that most accurately reflects the economics of its book of business, which is important to the users of our financial statements. Within GAAP, ASC 944 is the model best suited for this purpose as it was written specifically for financial guaranty insurance contracts, with their unique characteristics in mind. ASC 815 and 810 were written for broader audiences with businesses very different from ours, and unfortunately, certain of the Company's contracts contain triggers or provisions that scope them into these rules, but which do not change the timing and amount of the Company's right to receive premiums or obligation to make payments.
Finally, the non-GAAP financial measures discussed in this letter are key measures in the Company's internal management reporting and decision making process, and are important in determining management compensation. They are therefore a critical component of the Company's disclosures regarding its compensation process and decisions, and are important touchstones for users of the Company's financial statements.

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In connection with its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact Teresa Muñoz at (212) 893-7317, or me at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

By:    /s/ Robert A. Bailenson
Name: Robert A. Bailenson
Title: Chief Financial Officer

cc:	Sasha Parikh, Senior Staff Accountant, Division of Corporate Finance
Sharon Blume, Accounting Branch Chief, Division of Corporate Finance
Laura Bieling, Managing Director / Controller
William Findlay, Managing Director of Accounting Policy
Teresa Muñoz, Managing Director, Financial Reporting